UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of report: January 15, 2003

TEEKAY SHIPPING CORPORATION
(Exact name of Registrant as specified in its charter)

TK House
Bayside Executive Park
West Bay Street & Blake Road
P.O. Box AP-59213, Nassau, Bahamas
(Address of principal executive office)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F          X           Form 40- F

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                     No          X

     [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-          ]

Item 1 - Information Contained in this Form 6-K Report

On December 16, 2002 Teekay issued a press release and filed with the SEC a Report on Form 6-K announcing that it has entered into a definitive agreement to acquire Navion ASA in a cash transaction. Teekay also held a conference call on December 16 (to which access information was provided in its earlier press release) to provide additional information about the proposed acquisition. During the course of the conference call, Teekay management made certain statements regarding the timing for inclusion of Navion's financial results into Teekay's results of operations.

As a clarification of these statements, Teekay will receive the economic benefit of Navion’s operations from January 1, 2003; however, consistent with accounting principles generally accepted in the United States applicable to purchase transactions such as the proposed transaction, the financial results of Navion will be included in Teekay's results of operation commencing on the closing date, which, as previously announced, is anticipated to occur in the second quarter of 2003.

The statements in this report on Form 6-K that are not historical facts or information may be forward-looking statements. These forward-looking statements involve risks and uncertainties that could cause the outcome to be materially different. Certain of these risks and uncertainties are listed in Teekay's 2001 Annual Report on Form 20-F and subsequent SEC filings.

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT OF THE COMPANY ON FORM F-3 FILED WITH THE COMMISSION ON OCTOBER 4, 1995.

SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 15, 2003	TEEKAY SHIPPING CORPORATION By: /s/ Peter S. Antturi Peter S. Antturi Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)